RECEIVED

2005 OCT 20 A 11:57

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ref: PGC/ltop/adr101005

10 October 2005

United States Securities
and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street NW
Washington DC20549
USA

GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
Email
paul.cooper@gusplc.com

05011911

SUPPL

Dear Sir

Exemption number 82-5017

In connection with the above exemption by the SEC in respect of the ADR programme of the Company, I enclose a schedule of the relevant documents issued since our last return together with copies thereof as appropriate.

Yours faithfully

PAUL COOPER
ASSISTANT COMPANY SECRETARY

Enc.

PROCESSED
OCT 21 2005
THOMSON
FINANCIAL

dw 10/20

SCHEDULE OF DOCUMENTS ISSUED
24 SEPTEMBER 2005 to 10 OCTOBER 2005

COMPANIES HOUSE FILINGS		
26 September 2005	-	Forms 88(2) re allotment of shares
10 October 2005	-	Forms 88(2) re allotment of shares

LONDON STOCK EXCHANGE ANNOUNCEMENTS/FILINGS – INCLUDING THOSE LISTED ON THE RNS FEED SECTION OF THE GUS plc CORPORATE WEBSITE (OTHER THAN BURBERRY ANNOUNCEMENTS IN RESPECT OF DIRECTORS' DECLARATIONS WHICH SIMPLY REPLICATE THE RELEVANT GUS ANNOUNCEMENTS)		
30 September 2005	-	GUS plc – Directors/PDMR shareholding
3 October 2005	-	GUS plc – Directors/PDMR shareholding
4 October 2005	-	GUS plc – Directors/PDMR shareholding

82 5017

Ref: chcorres.pgc.roc88(2)s

26 September 2005

GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

Dear Sir

Allotment of shares

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

Paul Cooper

Assistant Company Secretary

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	31	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	13,494		
Nominal value of each share	25p		
Amount (if any) paid or due on each Share *(including any share premium)*	523p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details		Shares and share class allotted	
Name -	Lloyds TSB Registrars Corporate Nominee Limited	Class of shares Allotted	Number allotted
Address -	The Causeway Worthing West Sussex BN99 6DA	ORDINARY	13,080

Shareholder details		Shares and share class allotted	
Name -	Mr Pierluigi Carla	Class of shares Allotted	Number allotted
Address -	Via Domenico Seghetti N. 7 00044 Frascati Italy	ORDINARY	92

Shareholder details		Shares and share class allotted	
Name -	Mrs Anja Remmler	Class of shares Allotted	Number allotted
Address -	Martinistr 24 Hamburg 2025 Germany	ORDINARY	92

Shareholder details		Shares and share class allotted	
Name -	Mr Hans Subbe	Class of shares Allotted	Number allotted
Address -	Dorfstr 41 Borstal Hohenraden 25494 Germany	ORDINARY	230

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed ______________________ **Date** 26 September 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query.

Mr Paul Cooper, GUS plc, The Works, 5 Union Street, Manchester M12 4JD Tel: 0870 836 4064

Lloyds TSB Registrars, Alan Walsh Tel 01903 833309

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	08	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	5542	4811	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	676p	809p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate London UK Postcode E C 2 R 6 D A	Class of shares allotted Ordinary	Number allotted 10,353
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 10,353

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 26 September 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works	
5 Union Street, Manchester, M12 4JD	
ESP-EXEC/E2489	Tel: 0870 836 4064
DX number	DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	09	09	2005	13	09	2005

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	2612	4737	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	612.7p	653.0p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Shareholder details	Shares and share class allotted	
Name: Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address: 20 Moorgate London UK Postcode: EC2R 6DA	Class of shares allotted Ordinary	Number allotted 7,349
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted **TOTAL**	Number allotted 7,349

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed ______________________ **Date** 26 September 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works	
5 Union Street, Manchester, M12 4JD	
ESP-EXEC/E2503/2505	Tel: 0870 836 4064
DX number	DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	14	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	118		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	752.95p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Vidacos Nominees Limited A/C SSB1 Part ID 30XMH Address Citigroup Centre, Canada Square, Canary Wharf, London UK Postcode E14 5LB	Class of shares allotted Ordinary	Number allotted 118
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 118

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 26 September 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC./JW/2529 Tel: 0870 836 4064
DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	15	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	9,036	35,836	1,316
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each Share *(including any share premium)*	384p	523p	508p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details		Shares and share class allotted	
Name	Lloyds TSB Registrars Corporate Nominee Limited	Class of shares allotted	Number allotted
Address	C/O Sharedealing Services, The Causeway, Worthing, West Sussex.	Ordinary	19,380
UK Postcode	BN99 6DA		
Name	Cazenove Nominees Limited	Class of shares allotted	Number allotted
Address	12 Tokenhouse Yard, London.	Ordinary	5,810
UK Postcode	EC2R 7AN		
Name		Class of shares allotted	Number allotted
Address	PLEASE SEE ATTACHED LIST	Ordinary	21,229
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 20 September 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street
Manchester
M12 4JD
Tel: 0870 836 4064 Facsimile: 0870 836 4056
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

2 of 2

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	15	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	231		
Nominal value of each share	25p		
Amount (if any) paid or due on each Share *(including any share premium)*	648p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 26 September 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper) The Works	
5 Union Street Manchester M12 4JD	
Tel: 0870 836 4064	Facsimile: 0870 836 4056
DX number	DX exchange

GUS plc
Attachment to Form 88(2) dated 26 September 2005

Title	*Forename(s)*	*Surname*	*Address*				*Post Code*	*Shares Allotted*
MRS	SYLVIA JOY	BARRETT	29 FLORIN CLOSE	PENNYLAND	MILTON KEYNES		MK15 8AG	181
MR	JOHN EDWARD	BATE	159 DUGGINS LANE	TILE HILL VILLAGE	COVENTRY	W MIDS	CV4 9GP	1,816
MR	IAN	BOSANQUET	9 CRANTOCK GARDENS	KEYWORTH	NOTTINGHAM	NOTTINGHAMSHIRE	NG12 5FR	181
MISS	EMMA	BROOKS	13 AARON CLOSE	NOTTINGHAM			NG11 7DJ	145
MR	PETER FREDERICK	BUCK	5 OLDFIELD CLOSE	STANNINGTON	SHEFFIELD	SOUTH YORKSHIRE	S6 6EN	587
MRS	CATHERINE	CAWLEY	7 ORIEL ROAD	ASHTON-IN-MAKERFIELD	WIGAN	LANCASHIRE	WN4 9RQ	1,089
MR	TREVOR MICHAEL	CLAYTON	16 CHURWELL CLOSE	CASTLEFORD	WEST YORKS		WF10 5AD	290
MISS	DOREEN	HUNT	41 CARTER LANE EAST	SOUTH NORMANTON	ALFRETON		DE55 2DY	1,469
MISS	ERIKA R	JOHNSTON	FLAT 5	BRYHER COURT	SANCROFT STREET	LONDON	SE11 5UQ	871
MR	M	MAHONY	5 WESTGROVE LANE	LONDON			SE10 8QP	1,816
MRS	ELAINE ROSE	MANNING	31 THE GROVE	NORMANTON	WEST YORKSHIRE		WF6 1AE	617
MR	PAUL EDWIN	MARSDEN	17 SOUTH STREET	EASTWOOD	NOTTINGHAMSHIRE		NG16 3PF	3,674
MR	MALDWYN	MORGAN	17 WESTHILL ROAD	SHANKLIN	ISLE OF WIGHT		PO37 6PT	1,089
MR	NEHAL	PATTANI	45 QUEENSGATE DRIVE	BIRSTALL	LEICESTER		LE4 3JS	544
MR	TONY	PEARSHOUSE	99 WIMBORNE CRESCENT	WESTCROFT	MILTON KEYNES		MK4 4DB	1,816
MISS	JACQUELINE KAREN	RIDGWAY	2 ASHDOWN CLOSE	GIFFARD PARK	MILTON KEYNES		MK14 5PX	255
MRS	BERNADETTE	SHANNON	55 SHORHAM RISE	TWO MILE ASH	MILTON KEYNES		MK8 8BT	125
MR	STEVEN	STAPLES	117 NORFOLK STREET	BOSTON	LINCS		PE21 9TE	283
MR	CHRISTOPHER DAVID	TAYLOR	2 ACACIA CLOSE	LEICESTER FOREST EAST	LEICESTER		LE3 3PX	363
MR	NIGEL	TRAMSON	8 DOODS ROAD	REIGATE	SURREY		RH2 0NL	778
MISS	SIOBHAN	WALTERS	107 RATHCOOLE GARDENS	CROUCH END			N8 9PH	544
MR	IAN	WHARTON	63 RAINBOW DRIVE	ATHERTON NR WIGAN	MANCHESTER		MK46 9ND	726
MRS	GILLIAN MARY	WILLIAMS	6 BUCKMAN CLOSE	GREENLEYS	MILTON KEYNES		MK12 6AB	154
MR	JAMES	YOUNG	32 THE LOONT	WINSFORD	CHESHIRE		CW7 1EU	1,816
								21,229

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	146575
Company name in full	GUS Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
15	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	5,632		
Nominal value of each share	25p		
Amount (if any) paid or due on each Share *(including any share premium)*	523p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)*			

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details		Shares and share class allotted	
Name -	Lloyds TSB Registrars Corporate Nominee Limited	Class of shares Allotted	Number allotted
Address -	The Causeway Worthing West Sussex BN99 6DA	ORDINARY	5,356

Shareholder details		Shares and share class allotted	
Name -	Sra Maria Pilar Corbalan Llopis	Class of shares Allotted	Number allotted
Address -	Rosellon 429 Entlo 3A 08025 Barcelona Spain	ORDINARY	276

Shareholder details		Shares and share class allotted	
Name -		Class of shares Allotted	Number allotted
Address -			

Shareholder details		Shares and share class allotted	
Name -		Class of shares Allotted	Number allotted
Address -			

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 26 September 2005

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query.

Mr Paul Cooper, GUS plc, The Works, 5 Union Street, Manchester M12 4JD Tel: 0870 836 4064

Lloyds TSB Registrars, Alan Walsh Tel 01903 833309

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	19	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,173		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.530		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 3,173
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 3,173

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 26 September 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works

5 Union Street, Manchester, M12 4JD

ESP-EXEC./JW/2618 Tel: 0870 836 4064

DX number DX exchange

82 5017

RECEIVED

2005 OCT 10 P 12:

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

GUS

Ref: chcorres.pgc.roc88(2)s

10 October 2005

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

Dear Sir

Allotment of shares

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

Paul Cooper

Assistant Company Secretary

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 146575

Company name in full GUS plc

1 of 1

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	21	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	18,097	115	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each Share *(including any share premium)*	523p	508p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details		Shares and share class allotted	
Name	Lloyds TSB Registrars Corporate Nominee Limited	Class of shares Allotted	Number allotted
Address	C/O Sharedealing Services, The Causeway, Worthing, West Sussex.	Ordinary	9,355
UK Postcode	BN99 6DA		
Name	Cazenove Nominees Limited	Class of shares Allotted	Number allotted
Address	12 Tokenhouse Yard, London.	Ordinary	354
UK Postcode	EC2R 7AN		
Name		Class of shares Allotted	Number allotted
Address	PLEASE SEE ATTACHED LIST	Ordinary	8,503
UK Postcode			
Name		Class of shares Allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares Allotted	Number allotted
Address			
UK Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : **1**

Signed ______________________ **Date** 12 October 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street
Manchester
M12 4JD
Tel: 0870 836 4064 Facsimile: 0870 836 4056
DX number DX exchange

GUS plc

Attachment to Form 88(2) dated 10 October 2005

Account Number	Title	Forename(s)	Surname	Address				Postcode	Shares Exercised
0220638	MR	ALEX	MITCHELL	11 ELY ST	ROSSINGTON	DONCASTER		DN11 0TR	290
0198082	MS	CHRISTINE	DAVIS	59 GIDLOW LANE	WIGAN	LANCASHIRE		WN6 7DP	115
0264807	MS	DIANE LETITIA	BRIGHT	24 WHITE LION GATE	COBHAM	SURREY		KT11 1AQ	1,816
0243711	MR	JAMES WILLIAM	CUTTIFORD	2 VALLEY ROAD	WEST BRIDGFORD	NOTTINGHAM		NG2 6HG	1,816
0200587	MISS	KAREN	FOWKES	14 WHITING AVENUE	TOTON	NOTTINGHAM		NG9 6FD	181
0264629	MR	MICHAEL	COLEMAN	101 KINGSWAY	NORTH BRAUNSTON	LEICESTER		LE3 3BE	145
0230161	MRS	SARA	DAR	2 AVON COURT	MIDDLESEX ROAD	MITCHAM	SURREY	CR4 1QU	145
0169555	MRS	SARAH CATHERINE	SILVERWOOD	1 MILL LANE	CLOPHILL	BEDFORD		MK45 4BX	363
0252988	MRS	SHARON	GILCHRIST	THE PUMP HOUSE	ADDINGTON	BUCKINGHAM		MK18 2JR	1,816
0258335	MISS	SO CHUN	MAK	FLAT 33	60 ST GEORGES WAY	PECKHAM	LONDON	SE15 6QR	1,816
9									8,503

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc
	1 of 1

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	28	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	21,077		
Nominal value of each share	25p		
Amount (if any) paid or due on each Share *(including any share premium)*	523p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details		Shares and share class allotted	
Name	Lloyds TSB Registrars Corporate Nominee Limited	Class of shares Allotted	Number allotted
Address	C/O Sharedealing Services, The Causeway, Worthing, West Sussex.	Ordinary	11,029
UK Postcode	BN99 6DA		
Name		Class of shares Allotted	Number allotted
Address	PLEASE SEE ATTACHED LIST	Ordinary	10,048
UK Postcode			
Name		Class of shares Allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares Allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares Allotted	Number allotted
Address			
UK Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed ______________ **Date** 10 October 2005

A dir~~ector~~ / secretary / ad~~ministrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	GUS plc (Mr Paul Cooper) The Works 5 Union Street Manchester M12 4JD Tel: 0870 836 4064 Facsimile: 0870 836 4056 DX number DX exchange

GUS plc

Attachment to Form 88(2) dated 10 October 2005

Title	Forename(s)	Surname	Address				Shares Allotted
MRS	DENISE ANN	COLLINS	1 ATTERBURY CLOSE	WEST HADDON	NORTHAMPTON	NN6 7AA	363
MRS	CARRIE-ANNE	FENTON	26 PROSPECT ROAD	CARLTON	NOTTINGHAM	NG4 1LY	544
MR	JOHN PAUL	FERGUSON	159 GUILDFORD ROAD	SOUTHPORT	MERSEYSIDE	PR8 4LA	363
MR	SIMON JAMES	GATES	2 EASTHORPE LANE	REDMILE	NOTTINGHAM	NG13 0GJ	1,380
MRS	LAURA HELEN	GRANVILLE	29 BANBURY AVENUE	TOTON	NOTTINGHAM	NG9 6JT	363
MRS	PAMELA	HARTWELL	43 CALDECOTT STREET	RUGBY	WARWICKSHIRE	CV21 3TH	87
DR	NAN	HUANG	145 HILLSIDE ROAD	BEESTON	NOTTINGHAM	NG9 3BJ	1,816
MRS	RACHEL ELIZABETH	LANZA	9 ROUNDHILL WAY	LOUGHBOROUGH	LEICESTERSHIRE	LE11 4WB	726
MISS	YVONNE	MITCHELL	263 BOLTON ROAD	RADCLIFFE	MANCHESTER	M26 3QP	108
MR	ANDREW PHILIP	NICHOLLS	3 BRIDGEFIELDS	KEGWORTH	DERBYSHIRE	DE74 2FW	726
MR	COLIN VICTOR	PATTRICK	6 NORTHUMBERLAND AVENUE	SOUTHEND ON SEA	ESSEX	SS1 2TH	726
MR	JOHN FRANCIS	RICE	29 THE RISING	BILLERICAY	ESSEX	CM11 2HN	305
MRS	SARAH JANE	SODEAU	85 BROOMFIELD AVENUE	PALMERS GREEN	LONDON	N13 4JR	726
MR	BRIAN	THOMPSON	FLAT 2 136 MAIN ROAD	WILFORD	NOTTINGHAM	NG11 3AA	1,089
MRS	SUSAN ANN	THORPE	4 LAGDONA CLOSE	NEWPORT PAGNELL	BUCKINGHAMSHIRE	MK16 9BN	363
MS	GLADYS ASHIORKOR	YEBUAH	124 LARCH CRESCENT	YEADING	HAYES	UB4 9EB	363
Number of Accounts:		**16**					**10,048**

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
Date	29	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	24,506		
Nominal value of each share	25p		
Amount (if any) paid or due on each Share *(including any share premium)*	523p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details		Shares and share class allotted	
Name -	Lloyds TSB Registrars Corporate Nominee Limited	Class of shares Allotted	Number allotted
Address -	The Causeway Worthing West Sussex BN99 6DA	ORDINARY	21,744

Shareholder details		Shares and share class allotted	
Name -	Francisco Orozco Fornieles	Class of shares Allotted	Number allotted
Address -	Nao Santa Maria 4B 08017 Barcelona Spain	ORDINARY	921

Shareholder details		Shares and share class allotted	
Name -	Pedro Antonio Cortes Miras	Class of shares Allotted	Number allotted
Address -	Francesc Moragas 48 2-1 08190 S Cugat Del Valles Spain	ORDINARY	921

Shareholder details		Shares and share class allotted	
Name -	Vicente Viota Lopez	Class of shares Allotted	Number allotted
Address -	San Jose 23 Bjos 08100 Mollett Spain	ORDINARY	460

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 10 October 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query.

Mr Paul Cooper, GUS plc, The Works, 5 Union Street, Manchester M12 4JD Tel: 0870 836 4064

Lloyds TSB Registrars, Alan Walsh Tel 01903 833309

DX number DX exchange

Shareholder details	Shares and share class allotted	
Name - Jordi Losantos Sistach Address - Quevedo 38 Ent 1 Barcelona 08012 Spain	Class of shares Allotted ORDINARY	Number allotted 460

Shareholder details	Shares and share class allotted	
Name - Address -	Class of shares Allotted	Number allotted

Shareholder details	Shares and share class allotted	
Name - Address -	Class of shares Allotted	Number allotted

Shareholder details	Shares and share class allotted	
Name - Address -	Class of shares Allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 13 October 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query.	Mr Paul Cooper, GUS plc, The Works, 5 Union Street, Manchester M12 4JD Tel: 0870 836 4064	
	Lloyds TSB Registrars, Alan Walsh Tel 01903 833309	
	DX number	DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	27	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,977	4,945	4,092
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£6.530	£6.755	£8.092

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate London UK Postcode E C 2 R 6 D A	Class of shares allotted Ordinary	Number allotted 14,170
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 14,170

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 10 October 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works	
5 Union Street, Manchester, M12 4JD	
ESP-EXEC./JW/2899	Tel: 0870 836 4064
DX number	DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	28	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,019		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.127		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

<table>
<tr><th>Shareholder details</th><th colspan="2">Shares and share class allotted</th></tr>
<tr><td>Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS
Address 20 Moorgate
London
UK Postcode EC2R 6DA</td><td>Class of shares allotted
Ordinary</td><td>Number allotted
3,019</td></tr>
<tr><td>Name
Address
UK Postcode</td><td>Class of shares allotted</td><td>Number allotted</td></tr>
<tr><td>Name
Address
UK Postcode</td><td>Class of shares allotted</td><td>Number allotted</td></tr>
<tr><td>Name
Address
UK Postcode</td><td>Class of shares allotted</td><td>Number allotted</td></tr>
<tr><td>Name
Address
UK Postcode</td><td>Class of shares allotted
TOTAL</td><td>Number allotted
3,019</td></tr>
</table>

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 10 October 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works

5 Union Street, Manchester, M12 4JD

ESP-EXEC./JW/2938 Tel: 0870 836 4064

DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	29	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,852		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.630		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 5,852
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 5,852

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 6 October 2005

A ~~director~~ / secretary / ad~~ministrator / administrative receiver / receiver manager / receiv~~er

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP/EXEC/HB/E3061 Tel: 0870 836 4064
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 146575

Company name in full: GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	30	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	91,398	45,941	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	£6.127	£6.530	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 137,339
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 137,339

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 6 October 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD

ESP/EXEC/HB/E3064 Tel: 0870 836 4064

DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	06	10	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,672		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.53		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 1,672
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **1,672**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 10 October 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works

5 Union Street, Manchester, M12 4JD

ESP-EXEC./ARM/E3231 Tel: 0870 836 4064

DX number DX exchange

82 5027

RECEIVED

2005 OCT 20 P 12:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ref: PGC/ann300905execs

30 September 2005

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Gordon Bentley – Company Secretary
SECURITY NUMBER:	003192
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Paul Cooper, 0870 836 4064

SEE ATTACHED ANNOUNCEMENT

GUS plc
("THE COMPANY")

DIRECTOR/PDMR SHAREHOLDING

The Company has been notified of the following transactions in its Ordinary shares by John Saunders (a person discharging managerial responsibilities):

a) Sale of shares

- On 29 September 2005, Mr Saunders sold 24,482 shares on the London Stock Exchange at a price of 853.2993p per share.
- On 30 September 2005, Mr Saunders sold 15,573 shares on the London Stock Exchange at a price of 846.6184p per share. These were matching shares awarded in 2002 in accordance with the terms of The GUS Co-Investment Plan and released to Mr Saunders on 30 September 2005.

Following these sales, Mr Saunders held 65,549 shares in the Company which represented 0.01% of its issued Ordinary share capital (excluding Treasury shares).

b) Exercise of share options and subsequent sale

On 30 September 2005, Mr Saunders exercised options in respect of 137,339 Ordinary shares in the Company. These options comprised:

- Options in respect of 91,398 shares granted on 11 June 2001 at a price of 612.7p per share.
- Options in respect of 45,941 shares granted on 6 June 2002 at a price of 653.0p per share.

Following this exercise Mr Saunders sold these 137,339 shares on the London Stock Exchange at a price of 848.4003p per share.

Notifications of these transactions were received by the Company on 29 and 30 September 2005 and were made in accordance with DR 3.1.4R(1)(a).

Name and signature of duly authorised officer:	
Paul Cooper	
Date of notification:	30 September 2005

Exemption number 82-5017

RNS announcements

REG-GUS PLC Director/PDMR Shareholding Released: 03/10/2005

RNS Number:1006S
GUS PLC
03 October 2005

On 30 September 2005, Abacus Corporate Trustee Limited purchased 3,385 Ordinary shares of 25p each in the Company as trustee of the GUS plc ESOP Trust at a price of 853 pence per share. Directors of the Company are potential beneficiaries of this ESOP and accordingly this share purchase is deemed to increase their interests in the Ordinary share capital of the Company.

Chermnuw
nw, 825017

GUS

Ref: PGC/ann041005Trust

4 October 2005

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
Tel 0870 836 4064
Fax 0870 836 4056
www.gusplc.com

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Gordon Bentley – Company Secretary
SECURITY NUMBER:	691445
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Paul Cooper, 0870 836 4064

ANNOUNCEMENT

GUS plc
("THE COMPANY")

DIRECTOR/PDMR SHAREHOLDING

The Company has been advised by Abacus Corporate Trustee Limited ("Abacus") that Abacus, as trustee of the GUS plc ESOP Trust, holds 14,079,751 Ordinary shares of 25p each in the Company at today's date. As announced on that day, the holding at 9 September 2005 was 14,101,208 shares and since then:

- As previously announced, 3,385 shares have been purchased (at a price of 853p per share); and
- 24,842 shares have been transferred to a nominee on behalf of participants in the Company's Co-investment Plan.

Both these transactions took place on 30 September 2005.

Directors of the Company are potential beneficiaries of this ESOP and accordingly any changes in the shareholdings by the Trust are deemed to change their interests in the Ordinary share capital of the Company.